UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-36765

Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of a Director

Mr. Yong Li, a director of Hello Group Inc. (the “Company”), has resigned from the board of directors of the Company due to personal reasons, effective September 7, 2022. Mr. Li’s resignation did not result from any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hello Group Inc.

By	:	/s/ Hui Peng
Name	:	Hui Peng
Title	:	Chief Financial Officer

Date: September 7, 2022